Oppenheimer Strategic Income Fund
Period Ending 3/31/10
Exhibit 77M


On October 26, 2009, Oppenheimer Strategic Income Fund (the "Fund") acquired all of the net assets of MassMutual Premier Strategic Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the MassMutual Premier Strategic Income Fund shareholders on September 22, 2009. The exchange qualified as a tax-free reorganization for federal income tax purposes.

Other details of the merger are below:

Exchange
Ratio to One
Share of the
MassMutual            Shares of             Value of Issued
Premier               Beneficial            Shares of               Combined Net
Strategic             Interest Issued       Beneficial              Assets on
Income Fund           by the Fund           Interest         October 26, 2009(1)

Class A       2.355509       8,863,443          $35,010,600       $6,097,055,173
Class B          --                --           $ --                        $ --
Class C          --                 --           $ --                       $ --
Class N       2.371623       217,203          $857,952              $191,170,636
Class L2      2.379824      49,229,917        $194,458,173   Combined in Class Y
Class Y       2.379555       1,549,864        $6,121,961            $535,597,320
Class S2      2.376329       8,730,464        $34,485,333    Combined in Class Y

1. The net assets acquired included net unrealized depreciation of $6,342,309 and an unused capital loss carryforward of $33,950,898 potential utilization subject to tax limitations. 2. The Fund issued Class Y shares in exchange for Class L and Class S shares of MassMutual Premier Strategic Income Fund.


For additional information, please refer to the Fund's N-14 filed with the commission on August 13, 2009, and the 497 filed with the Commission on September 18, 2009 (333-161316), which became effective on September 18, 2009.